==============================================================================


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             ------------------


                                SCHEDULE TO
                               (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 5)

                          THE EARTHGRAINS COMPANY
                     (Name of Subject Company (Issuer))

                           SLC ACQUISITION CORP.
                        a wholly owned subsidiary of
                            SARA LEE CORPORATION
                    (Names of Filing Persons (Offerors))

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                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

                             ------------------


                                270319-10-6
                   (CUSIP Number of Class of Securities)

                         Roderick A. Palmore, Esq.
            Senior Vice President, General Counsel and Secretary
                            Sara Lee Corporation
                         Three First National Plaza
                        Chicago, Illinois 60602-4260
                               (312) 726-2600
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                              With a copy to:
                       Charles W. Mulaney, Jr., Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 407-0700
                         CALCULATION OF FILING FEE
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   Transaction Valuation*                               Amount of Filing Fee
       $1,836,427,954                                         $367,286
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*    Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 42,648,084 outstanding shares of common stock (together with the associated rights to purchase preferred stock) of The Earthgrains Company at a purchase price of $40.25 per share. The transaction value also includes the offer price of $40.25 per share, less $15.92 which is the average exercise price of outstanding options, multiplied by 4,925,712, the estimated number of options outstanding under The Earthgrains Company's employee stock option plans. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        $367,286       Filing party:  Sara Lee Corporation and SLC Acquisition Corp.
     Form or Registration No.:      Schedule TO    Date Filed:    July 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [_] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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This Amendment No. 5 (the "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on July 3, 2001 as amended (the "Schedule TO"), by SLC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Sara Lee Corporation, a Maryland corporation ("Sara Lee"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of The Earthgrains Company, a Delaware corporation (the "Company"),and the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") at $40.25 per Share net to the seller in cash, upon the terms and conditions set forth in its Offer to Purchase dated July 3, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, and 11.

     Items 1, 4, and 11 of the Schedule TO are hereby amended and supplemented to add the following:

     The initial offering period for the Offer expired at 5:00 p.m. (EDT), on Tuesday, August 7, 2001. As of the initial expiration of the Offer, 40,190,208 Shares (including guaranteed deliveries), representing approximately 93% of the outstanding Shares, had been tendered. Purchaser has accepted for payment all validly tendered shares.

     On August 8, 2001, Sara Lee issued a press release announcing the completion of the initial offering period and the commencement of a Subsequent Offering Period, which will expire at 5:00 (EDT), on Monday, August 13, 2001. The full text of the press release is filed as Exhibit
(a)(12) hereto and is incorporated by reference herein.

Item 7.  Source and Amount of Funds or Other Consideration.

     Item 7 of the Schedule TO is hereby amended and supplemented by adding the following paragraph to the end of the section entitled "The Tender Offer-9. Source and Amount of Funds" in the Offer to Purchase:

     On August 8, 2001, Sara Lee entered into 1) the 364-day Competitive Advance and Revolving Credit Facility Agreement dated as of August 8, 2001, among Sara Lee Corporation, the Lenders party thereto and The Chase Manhattan Bank, as administrative agent, and 2) the 364-day Bridge Competitive Advance and Revolving Credit Facility Agreement dated as of August 8, 2001, among Sara Lee Corporation, the Lenders party thereto and The Chase Manhattan Bank, as administrative agent, on substantially the same terms as described above. Copies of these documents are filed as Exhibits (b)(2) and (b)(3), respectively, to the Schedule TO filed with the SEC in connection with the Offer.

Item 12.  Exhibits.

     (a)(1)*      Offer to Purchase dated July 3, 2001

     (a)(2)*      Letter of Transmittal.

     (a)(3)*      Notice of Guaranteed Delivery.

     (a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)*      Press Release issued by Sara Lee on July 2, 2001.

     (a)(8)* Summary Advertisement as published in The Wall Street Journal on July 3, 2001.

     (a)(9)* Joint Press Release issued by Sara Lee and Earthgrains on July 23, 2001.

     (a)(10)*     Press Release issued by Sara Lee on July 31, 2001.

     (a)(11)*     Press Release issued by Sara Lee on August 6, 2001.

     (a)(12)      Press Release issued by Sara Lee on August 8, 2001.

     (b)(1)* Financing Commitment Letter dated June 29, 2001, to Sara Lee Corporation from J.P. Morgan Securities Inc. and The Chase Manhattan Bank.

     (b)(2) 364-day Competitive Advance and Revolving Credit Facility Agreement dated as of August 8, 2001, among Sara Lee Corporation, the Lenders party thereto and The Chase Manhattan Bank as administrative agent.

     (b)(3) 364-day Bridge Competitive Advance and Revolving Credit Facility Agreement dated as of August 8, 2001, among Sara Lee Corporation, the Lenders party thereto and The Chase Manhattan Bank as administrative agent.

     (d)(1)* Agreement and Plan of Merger, dated as of June 29, 2001, by and among Sara Lee, SLC Acquisition Corp. and Earthgrains.

     (d)(2)* Confidentiality Agreement, dated May 29, 2001, between Sara Lee and Earthgrains.

     (g) Not applicable

     (h) Not applicable
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* Previously filed.




                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SLC Acquisition Corp.


                                  By:  /s/ R. Henry Kleeman
                                      -----------------------------------------
                                  Name: R. Henry Kleeman
                                  Title: Vice President and Treasurer


                                  Sara Lee Corporation


                                  By:  /s/ R. Henry Kleeman
                                      -----------------------------------------
                                  Name: R. Henry Kleeman
                                  Title: Vice President, Deputy General Counsel
                                         and Assistant Secretary


Dated: August 8, 2001




                               EXHIBIT INDEX


  Exhibit No.       Exhibit Name

  (a)(1)*           Offer to Purchase dated July 3, 2001

  (a)(2)*           Letter of Transmittal.

  (a)(3)*           Notice of Guaranteed Delivery.

  (a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7)*           Press Release issued by Sara Lee on July 2, 2001

  (a)(8)* Summary Advertisement as published in The Wall Street Journal on July 3, 2001.

  (a)(9)* Joint Press Release issued by Sara Lee and Earthgrains on July 23, 2001.

  (a)(10)*          Press Release issued by Sara Lee on July 31, 2001.

  (a)(11)*          Press Release issued by Sara Lee on August 6, 2001.

  (a)(12)           Press Release issued by Sara Lee on August 8, 2001.

  (b)(1)* Financing Commitment Letter dated June 29, 2001, to Sara Lee Corporation from J.P. Morgan
                    Securities Inc. and The Chase Manhattan Bank.

  (b)(2) 364-day Competitive Advance and Revolving Credit Facility Agreement dated as of August 8, 2001, among Sara Lee Corporation, the Lenders party thereto and The Chase Manhattan Bank as administrative agent.

  (b)(3) 364-day Bridge Competitive Advance and Revolving Credit Facility Agreement dated as of August 8, 2001, among Sara Lee Corporation, the Lenders party thereto and The Chase Manhattan Bank as administrative agent.

  (d)(1)* Agreement and Plan of Merger, dated as of June 29, 2001, by and among Sara Lee, SLC Acquisition Corp. and Earthgrains.

  (d)(2)* Confidentiality Agreement, dated May 29, 2001, between Sara Lee and Earthgrains.

  (g)               Not applicable

  (h)               Not applicable
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* Previously filed.